TOWER TECH HOLDINGS, INC.

980 Maritime Drive, Suite 6

Manitowoc, Wisconsin 54220

(920) 684-5531

June 22, 2006

Brian K. Bhandari, Staff Accountant

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower Tech Holdings, Inc.

Item 4.01 Form 8-K

Filed May 17, 2006

File No. 000-31313

Dear Mr. Bhandari:

Please be advised that Tower Tech Holdings, Inc. amended the above-referenced report on Form 8-K to file a letter from Kyle L. Tingle, CPA, LLC as Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B on June 15, 2006.

In response to your letter of June 2, 2006, Tower Tech Holdings, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ SAMUEL W. FAIRCHILD

Samuel W. Fairchild

Interim Chief Executive Officer